February 24, 2006

VIA FAX

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Our Ref:	JC040106
Your Ref:	001-31909

Re:	Aspen Insurance Holdings Limited (the "Company") Review of Form 10-K for the fiscal Year Ended December 31, 2004 Filed March 14, 2005 (File No. 001-31909)

Dear Mr. Rosenberg,

Further to our response letter dated February 2, 2006 and the discussion between me and Ms. Dana Hartz on February 17, 2006, Ms. Hartz noted the Company's expanded disclosure in relation to the SEC's Comment #2 in the SEC's letter dated December 20, 2005, but stated that the SEC still believes that the Company's disclosure on the impact of reasonably likely changes in one or more variables for our premium estimates on reported results, financial position and liquidity could be further expanded. Ms. Hartz also confirmed that the SEC has no follow-up comments on the rest of our responses in our letter dated February 2, 2006.

We have set out below our proposed additional response to Comment #2 and for your convenience, we set forth in this letter (the "Response Letter") Comment #2 from your letter dated December 20, 2005, in bold typeface and include the Company's response below such comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies – Premiums, page 68

2.	We believe your disclosure in Management's Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

b.	Discuss the key assumptions used to arrive at management's best estimate of the assumed premium estimate and what specific factors led management to believe that this amount is the most realistic. Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. methodology and/or assumptions used) would have on reported results, financial position and liquidity.

c.	Disclose the provision for doubtful accounts that is recorded related to the assumed premium estimate. If no provision is recorded, please discuss why management believes all amounts recorded are collectible.

Following my conversation with Ms. Hartz, it was established that the additional disclosure should focus on the Company's treaty pro rata business. In our Annual Report on Form 10-K, we propose to provide the following additional disclosure:

1

The reported gross written premiums for treaty pro rata business includes an estimate of premiums due to the Company but not yet reported by the cedent because of time delays between contracts being written by our cedents and the submission of treaty statements to the Company. This additional premium is normally described as pipeline premium. Treaty statements disclose information on the underlying contracts of insurance written by our cedents and are generally submitted on a monthly or quarterly basis, from 30 to 90 days in arrears. In order to report all risks incepting prior to a period end, the Company will estimate the premiums written between the last submitted treaty statement and the period end.

The segment for which treaty pro rata is most relevant is our property reinsurance segment. In connection with our property reinsurance treaty pro rata business, as of December 31, 2005, we wrote $[168.1] million in gross written premium, of which $[49.2] million was estimated, and $[118.9] was reported by the cedents. We estimate that the impact of a $1 million change in our estimated gross premiums written in our property treaty pro rata business would have an impact of $[466,000] on our net income before tax for our property reinsurance segment.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 1-441-297-9371, Michael Groll of LeBoeuf, Lamb, Greene & MacRae at 1-212-424-8616 or Joe Ferraro of LeBoeuf, Lamb, Greene & MacRae at 011-44-207-459-5125.

Yours sincerely,

/s/ Julian Cusack
Julian Cusack
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:	Dana Hartz Lisa Vanjoske U.S. Securities and Exchange Commission

Ian Campbell
David Curtin
Patricia Roufca
    Aspen Insurance Holdings Limited

Richard Bennison
Robert Lewis
David Greenfield
    KPMG Audit Plc

Michael Groll
Joseph Ferraro
    LeBoeuf, Lamb, Greene & MacRae